UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☒ **Form C-AR: Annual Report**

Name of issuer:	Vestaboard, Inc.
Legal status of issuer:	
Form	Corporation
Jurisdiction of Incorporation/Organization	Delaware
Date of organization	August 5, 2015
Physical address of issuer:	380 Portage Ave, Palo Alto CA 94306
Website of issuer:	https://www.vestaboard.com
Current number of employees:	20

Financial Summary

	Most recent fiscal year	Prior fiscal year
Total Assets	$3,365,197	$1,424,921
Cash & Cash Equivalents	$528,279	$613,889
Short Term Debt	$810,989	$885,256
Long Term Debt	$0	$0
Revenue / Sales	$9,861,665	$10,888,334
Cost of Goods Sold	$5,863,670	$6,353,275
Taxes Paid	$0	$0
Net Income	($5,034,884)	($2,429,412)

April 30th, 2026

FORM C-AR

Vestaboard, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Vestaboard, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.vestaboard.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30th, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Vestaboard, Inc.
ANNUAL REPORT
2025

380 Portage Ave

Palo Alto CA 94306

(615) 212-9338

http://www.vestaboard.com

This Annual Report is dated April 30th, 2026.

Description of Business

The Company is the maker of Vestaboard, a beautiful messaging display that can be controlled from anywhere using an internet connected device like a mobile phone. Unlike other forms of electronic communication, Vestaboard offers focused, high-visibility messaging that brings people together and creates more inspiring environments.

The Company began mass production of its flagship Vestaboard product in November of 2020. In May 2025, the Company publicly announced its second hardware product, Vestaboard Note, a smaller, more accessible split-flap messaging display that retains the tactile, mechanical character of our flagship while expanding our addressable market. The Company has delivered ~17,000 units of Vestaboard in its history as of December 31, 2025. The Company had not yet shipped Vestaboard Note to any customer as of December 31, 2025.

The Company reported audited 2025 revenue of $9,861,665 and collected $15,630,646 in customer payments during the year; the difference principally reflects pre-orders for Vestaboard Note (recorded as deferred revenue at year-end) that are expected to be delivered during 2026.

A broad range of inspirational and informational use cases exist for our products at home and in work spaces. The mobile and cloud-based software used to manage Vestaboard creates an ongoing connection between Vestaboard and its customers and also creates the opportunity for recurring revenue through Vestaboard+, our optional premium subscription service. The Company plans to continue developing and introducing additional products that leverage its hardware and software expertise.

Prior history

From 2015 through 2020 the Company was in research & development. In considering how to build Vestaboard the Company evaluated a wide range of mediums for smart displays. Vestaboard spent a significant portion of its time creating and designing the character unit of Vestaboard, a core component of the product. The Vestaboard flagship is composed of 132 character units which it calls "Bits", a motor, 64 flaps, housing, and electronics. The Company made and tested several iterations of the product before settling on a final design that could be manufactured at a reasonable cost relative to a selling price. In 2025, the Company expanded its product line with the launch of Vestaboard Note, which displays up to 45 characters across 45 Bits and offers greater installation flexibility (wall-mounted with or without a frame, or freestanding) at a more accessible price point than our flagship Vestaboard.

2025 Year in Review

Fiscal year 2025 was a year of significant commercial activity and operational change for the Company. Net revenue recognized under U.S. GAAP for 2025 was $9,861,665, compared to $10,888,334 in 2024. This year-over-year comparison alone, however, does not reflect the underlying level of customer demand the Company experienced during 2025, because the Company generally recognizes revenue when products are delivered to customers (and, in the case of Vestaboard+ subscriptions, ratably over the subscription term) rather than when customer orders are placed and paid for.

Two related disclosures in the Company's audited financial statements provide a more complete picture of 2025 commercial activity:

- Cash collections from customers during 2025 were $15,630,646, compared to $10,889,514 during 2024- an increase of approximately 44% year-over-year (see the deferred revenue rollforward in Note 2 to the audited financial statements).

- Deferred revenue on the balance sheet grew from $692,795 at December 31, 2024 to $6,461,776 at December 31, 2025- an increase of more than $5.7 million, representing customer orders that have been paid for but not yet delivered, together with Vestaboard+ subscription balances to be recognized over their service terms.

This growth in cash collections and deferred revenue was driven principally by customer demand for the Company's new Vestaboard Note product, which the Company began selling in May 2025. As of December 31, 2025, a substantial portion of the Company's deferred revenue balance was attributable to Vestaboard Note pre-orders awaiting fulfillment, in addition to growth in Vestaboard+ subscription balances.

In parallel, the Company managed several material operational matters during 2025: it designed, manufactured and brought to market Vestaboard Note- its first new hardware product since launching the flagship Vestaboard in 2020; it implemented transitions to its manufacturing supply chain and managed the related working capital impact (reflected in part in the increase in inventory and inventory deposits on the balance sheet, from $682,334 in aggregate at December 31, 2024 to $2,743,002 at December 31, 2025); and it operated in an unsettled global trade environment, including U.S. tariff actions affecting goods imported from China (see Risk Factors - Tariffs and trade wars).

Notwithstanding these factors, the Company's gross margin was approximately 41% in 2025 (compared to 42% in 2024). The Company also continued to invest in product development, with research and development expenses increasing from $1,479,625 in 2024 to $2,726,810 in 2025, principally in support of the Vestaboard Note product launch and ongoing software platform development. These investments contributed to a higher operating loss for 2025 than for 2024, as more fully described in Operating Results - 2025 Compared to 2024 below.

"Sales" as used in this Annual Report represents the dollar value of sales of the Company's products to customers at the time a customer purchases the product. The Company uses sales as a measurement of whether it is growing customer demand for Vestaboard's products and services. "Revenue" represents the recognition of revenue from those sales when the Company delivers the product to the customer. Whenever the Company sells its Vestaboard+ software or service agreements, it does so on terms such as one or three years and those sales are recognized as revenue over the term of the service provided.

Future Roadmap

Our strategic plan includes the following:

1. Continue to grow demand for our Vestaboard flagship product and the recently launched Vestaboard Note.
2. Invest in our software platform, Vestaboard+, and grow recurring revenue and attachment rate across our products.
3. Scale fulfillment of pre-orders and grow international sales for Vestaboard Note while expanding distribution.
4. Explore additional hardware and software products that leverage our proprietary technology, mobile app, and cloud-based platform to broaden market reach.

Securities Offerings in the Last Three Years

Name: Series Seed 3-A Preferred Stock

Type of security sold: Equity

Final amount sold: $7,555,048

Number of Securities sold: 2,587,315

Use of proceeds: Working Capital, Inventory, R&D

Date: August 18, 2023

Offering exemption relied upon: Rule 506(c)

Name: Series Seed 3-A Preferred Stock

Type of security sold: Equity

Final amount sold: $1,185,931

Number of Securities sold: 446,769 (plus 258,757 bonus shares issued to existing shareholders)

Use of proceeds: Working Capital, Inventory, R&D

Date: Through December 31, 2024

Offering exemption relied upon: Rule 506(c)

Name: Series Seed 3-B Preferred Stock

Type of security sold: Equity

Final amount sold: $458,475

Number of Securities sold: 172,632 (plus 3,632 shares issued as broker compensation)

Use of proceeds: Working Capital, Inventory, R&D

Date: Through December 31, 2024

Offering exemption relied upon: Regulation Crowdfunding

Name: Series Seed 3-A Preferred Stock

Type of security sold: Equity

Final amount sold: $467,819

Number of Securities sold: 176,237

Use of proceeds: Working Capital, Inventory, R&D

Date: Through December 31, 2025

Offering exemption relied upon: Rule 506(c)

Name: Series Seed 3-B Preferred Stock

Type of security sold: Equity

Final amount sold: $140,008

Number of Securities sold: 52,739

Use of proceeds: Working Capital, Inventory, R&D

Date: Through December 31, 2025

Offering exemption relied upon: Rule 506(c)

In addition, in 2025 the Company received $250,002 of subscription funds (consisting of $150,000 from Pravin Jumabhoy and $100,002 from Anthony Schindler) for which the corresponding shares of Series Seed 3-A Preferred Stock had not yet been issued as of December 31, 2025; this amount is recorded as a pending investment liability on the Company's balance sheet at year-end. The corresponding shares of Series Seed 3-A Preferred Stock were subsequently issued in early 2026.

Name: Simple Agreements for Future Equity (SAFEs)

Type of security sold: SAFE (convertible into voting or non-voting preferred stock at conversion)

Final amount sold (through April 24, 2026): $711,411 across 14 investors

   • $646,411 of the SAFEs are subject to conversion into voting Series Seed 4-A Preferred Stock

   • $65,000 of the SAFEs are subject to conversion into non-voting Series Seed 4-B Preferred Stock

Use of proceeds: Working Capital, Inventory, Growth, Product Development

Date: 2026 year-to-date through April 24, 2026

Offering exemption relied upon: Rule 506(c)

Existing Securities Offerings

The Company is currently raising capital through Simple Agreements for Future Equity (SAFEs) issued to accredited investors pursuant to Rule 506(c) of Regulation D. The principal economic and conversion terms of each SAFE are summarized below:

- Valuation Cap: $68,000,000.

- Discount Rate: 20% (off the per-share price of preferred stock issued in a qualified Equity Financing).

- Mandatory Conversion Date: December 31, 2027. The Company may also convert the SAFEs into preferred stock at its option at any time upon written notice to the investors.

- Voting vs. Non-Voting on Conversion: Investors who provide $100,000 or more (a "Major Investor"), or who were previously issued voting preferred stock in connection with a prior investment, shall be issued voting preferred stock (Series Seed 4-A Preferred Stock) upon conversion; investors who provide less than $100,000 shall be issued non-voting preferred stock (Series Seed 4-B Preferred Stock) upon conversion. Holders of non-voting preferred stock issued upon conversion will be deemed to have granted an irrevocable proxy, coupled with an interest, to the Company's Chief Executive Officer to vote such holder's shares as required by law.

- Liquidation Preference (post-conversion): 1x non-participating, pari passu with the Company's existing Series Seed Preferred Stock and senior to Common Stock.

- Anti-Dilution (post-conversion): Broad-based weighted average anti-dilution protection.

- Most-Favored Nation (MFN): If, prior to termination of a SAFE, the Company issues any other SAFE or other convertible securities with terms more favorable than those of such SAFE, the Investor may elect to amend and restate its SAFE to reflect such more favorable terms.

- Pro Rata / Participation Rights (post-conversion): Major Investors shall have the right to purchase their pro rata share of future issuances by the Company, subject to customary exceptions.

- Information Rights (post-conversion): All holders shall receive customary annual financial information; Major Investors shall receive inspection rights.
- Governing Law: Delaware.

Through April 24, 2026, the Company had issued SAFEs to 14 investors representing aggregate cash investments of $711,411, of which $646,411 was funded by Major Investors (and is subject to conversion into voting Series Seed 4-A Preferred Stock) and $65,000 was funded by non-Major Investors (and is subject to conversion into non-voting Series Seed 4-B Preferred Stock).

The Company may continue to offer securities following the date of this filing, consistent with its growth capital needs. The Company is also evaluating the potential for an additional Regulation CF offering and other accredited-investor offerings.

Risk Factors

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There is no guarantee that the Company will generate sufficient demand for its products, achieve market acceptance over competing products, or operate profitably. The estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our products and the products provided by our competitors. Our growth is subject to many factors, including our success in implementing our business strategy, scaling production and fulfillment of our newly launched Vestaboard Note product, and launching additional products, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth referenced should not be taken as indicative of our future growth.

Any valuation at this stage is difficult to assess

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold any investment in Vestaboard for several years or longer. There will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Liquidity, sale or purchase of the shares may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

Even if the maximum amount in any fundraising scenario is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may have difficulty raising needed capital in the future as a result of, among other factors, revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our company generates sales, future sources of sales may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, or we may be required to delay, reduce the scope of or eliminate our growth plans or take some other action, which may materially harm our business, financial condition and results of operations.

The Company anticipates the need for additional capital to support operations and growth.

We anticipate needing access to more equity capital and credit in order to support our working capital requirements as we grow. It is a difficult environment for a start-up to obtain credit on favorable terms. If we cannot obtain equity capital or credit when we need it, we could be forced to modify our growth plans, or take some other action such as dramatically cutting expenses. Issuing more equity will likely require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property.

Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations or taking drastic steps to alter operations, which could adversely impact the value of your investment.

Substantial doubt about our ability to continue as a going concern

Our independent auditors have included a going concern explanatory paragraph in their report on our 2025 audited financial statements. We sustained a net loss of $5,034,884 for the year ended December 31, 2025 and had an accumulated deficit of $21,209,596 and a working capital deficit of $6,617,695 at December 31, 2025. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. We will need to raise additional capital and/or generate sufficient cash from operations to continue as a going concern, and there is no assurance that we will be able to do so on acceptable terms or at all.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, SAFE, or preferred stock financings in the future, which may reduce the value of your investment in your Preferred Stock or Common Stock as applicable. Interest on debt securities could increase costs and negatively impact operating results. Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Preferred Stock could be more advantageous to those investors than to the existing holders of Preferred Stock or Common Stock, including your holdings of Preferred Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Future financings

The Company may never consummate future equity financings. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If no liquidity event occurs, you could be left holding the Company's securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Company's securities have no rights to the Company's assets or profits and, in the case of Series Seed 2-C Preferred Stock, Series Seed 3-C Preferred Stock and Series Seed 4-B Preferred Stock, have no voting rights or ability to direct the Company or its actions.

Risks related to the launch and scaling of Vestaboard Note

In May 2025, the Company launched a new product, Vestaboard Note. The successful commercialization of Vestaboard Note depends on a number of factors that are inherently uncertain, including consumer demand, our ability to manufacture, ship and support the product at scale, our ability to fulfill outstanding pre-orders in a timely manner, our ability to manage warranty exposure on a new product platform, and our ability to compete in price-sensitive segments of the market. As of December 31, 2025, a substantial portion of our deferred revenue balance is associated with Vestaboard Note pre-orders that have not yet been delivered. Any delays, quality issues, or refund requests in connection with Vestaboard Note could have a material adverse effect on our results of operations and financial condition.

Some of our products are still in development and might never be operational products

It is possible that future products beyond our flagship Vestaboard and Vestaboard Note may never be developed into operational products or that such products may never be launched. It is possible that the failure to release a product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We continue to invest in research and development of additional products and product features. Delays or cost overruns in the development of future products and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The shares that an investor purchases through Regulation CF have no voting rights attached to them. This means that any holder will have no rights in dictating on how the Company will be run. If you are holding non-voting Preferred Stock, you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

There is a risk that new products may not achieve projected sales targets.

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think they're a better option than competing products, or that Vestaboard will be able to provide the service at a level that allows the Company to make a profit and still attract business.

The Company is an early-stage company with a limited operating history and has not yet achieved profitability.

Vestaboard began shipping its flagship product in Q4 2020 and launched Vestaboard Note in Q2 2025. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and addresses the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

Vestaboard has incurred a net loss and has not reached profitability since its inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history

While we have shipped Vestaboard products to thousands of customers across both our flagship and Note product lines, we are still an early stage company with limited revenue and operating history. If you are investing, it's because you think that Vestaboard is a good idea, that the team will be able to successfully market and sell our products, that we can price our products correctly, and sell to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. As the market for our products evolves, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers on terms or based on pricing models that we have relied on so far. In the future, we may be required to reduce our prices or be unable to increase our prices, or it may be necessary for us to improve our products without additional revenue to remain competitive, all of which could harm our results of operations and financial condition.

Subscription renewals may not occur

Currently a portion of our revenue comes from renewals of existing subscriptions for our software, Vestaboard+. We plan to continue making subscription software a key part of our business. As a result, achieving a high renewal rate of our subscriptions will be critical to our business. Our customers have no contractual obligation to renew their subscriptions after the completion of their subscription term. Terms of our subscriptions typically range from one to three years. Our customers' usage of our products and renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our products and our customer support, our products' ability to integrate with new and changing technologies, the frequency and severity of product outages, our product uptime or latency, the pricing of our, or competing, products, and our customers' own budget priorities and fluctuations in spending. Even if our customers renew their subscriptions, they may renew for terms that are less economically beneficial to us. We have limited historical data with respect to rates of customer renewals, so we may not accurately predict future renewal trends. If our customers do not renew their subscriptions, or renew on less favorable terms, our revenue may grow slower than expected or decline and our net expansion rate may decline.

Risk of refunds of pre-paid orders

Our products often sell out in the short term and we collect cash deposits for the future delivery of Vestaboard products as a pre-order. As of December 31, 2025, our deferred revenue balance increased significantly compared to the prior year, principally as a result of pre-orders for our newly launched Vestaboard Note product. This practice creates a significant unearned revenue liability for the Company, which can materialize to our material detriment if we fail to deliver the product or receive a high volume of refund requests. Customers who place pre-order payments have no legal obligation to complete their order, and Vestaboard offers a right to a refund of the pre-order amount to all customers. Delays or other reasons could affect customers' desire for the product and refund requests could materially and adversely harm the Company's ability to operate, and the Company may be totally unable to meet the demands for refunds.

Tariffs and trade wars

Changes in U.S. trade policy have triggered actions affecting our ability to do business in China, where we manufacture Vestaboard through a third-party contract manufacturing partner, resulting in increased costs for goods imported into the U.S. These tariffs and trade wars can lead to price increases, steps we already undertook in 2025, which may reduce customer demand for our products, and could cause potential customers to reconsider their orders—not just in the U.S., but also globally, including in countries where we have sold Vestaboard such as Australia, Canada, the United Kingdom, Germany, and many other Western European countries.

In 2025, the U.S. implemented a series of tariff actions affecting goods imported from China, including products under HTS Code 8528.52.00, the classification under which Vestaboard imports certain raw materials. While a Presidential Memorandum issued on April 11, 2025 exempted products under HTS Code 8528.52.00 from certain reciprocal tariff increases, tariff policy remains highly fluid and subject to further change. The Company is actively monitoring trade policy developments to determine any impact on its operations, supply chain, and financial statements.

To proactively address these challenges, we have evaluated the possibility of manufacturing our products with other third parties who can make Vestaboard or future products inside and outside of China—a move intended to mitigate the tariff burden that has already increased our product costs.

Nevertheless, even if we relocate final assembly to countries outside of China, the vast majority of our subcomponents would likely be sourced from China. As a result, moving production does not fully eliminate our exposure—particularly as formerly viable alternative locations are now also being impacted by shifting U.S. trade policies. Domestic manufacturing remains prohibitively expensive in the medium term due to the lack of a local manufacturing ecosystem, compounded by elevated labor, real estate, and operational costs. Our failure to successfully navigate the tariff situation could critically impair your investment or render it worthless.

Management team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team, especially our founder and CEO Dorrian Porter, our head of manufacturing Ian Guyer, our head of software product and customer experience Mark Confroy, and our head of software engineering Tyson Cadenhead, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully establish and grow our business.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have patents that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with all the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Risks Related to Our Use of Artificial Intelligence

We use artificial intelligence technologies, including third-party large language models, in certain product features and in our internal operations, and our reliance on these technologies is expected to increase. We do not control the pricing, availability, terms, or continued operation of the third-party AI services on which we depend, and a material change, outage, or termination could disrupt affected features and harm our business. AI systems can produce inaccurate, biased, or otherwise inappropriate output, and errors in AI-generated content delivered through our products could result in customer dissatisfaction, reputational harm, or legal claims. Competitors may use AI to offer comparable or superior features at lower cost, which could erode our competitive position. AI is also subject to a rapidly evolving regulatory landscape, including the European Union AI Act, emerging U.S. state laws, and increased enforcement attention from the Federal Trade Commission, and compliance with new requirements may be costly or may require changes to our products. We may face intellectual property claims arising from AI training data or AI-generated output, and adverse outcomes in pending litigation against AI developers could affect our access to AI services. Our use of AI may involve processing customer or personal data through third-party systems, which creates privacy, security, and vendor-management risks under applicable laws. Inappropriate use of AI tools by our employees or contractors could introduce errors, expose confidential information, or result in violations of third-party terms or applicable law. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is dependent on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell its products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Concentration of suppliers

For the year ended December 31, 2025, approximately 100% of the Company's inventories were procured through a single supplier, and as of December 31, 2025, approximately 42% of the Company's accounts payable balance was due to this single supplier. Should this supplier no longer be willing or able to satisfy the Company's product needs, it could adversely affect the Company's business.

The Company is vulnerable to hackers and cyber-attacks

Given the internet-connected nature of the Vestaboard software and our reliance on cloud-based infrastructure operated by third parties, the Company is exposed to cyberattackers and other malicious actors who may attempt to access the data of our customers and the Company, disrupt our services, or interfere with our products' operation. The Company's information security program is overseen by senior management, including the CEO and sole director. The Company maintains administrative, technical, and physical safeguards designed to protect customer and Company data, and engages third-party providers for portions of its security, monitoring, and back-up infrastructure. Notwithstanding these measures, the Company has experienced, and may in the future experience, attempted intrusions and other security incidents. A successful breach or significant disruption in service on Vestaboard or in its underlying computer systems could result in loss of customer data, regulatory exposure, reputational harm, customer attrition, and a material adverse effect on the Company's financial condition and business. Disruptions of or attacks on our third-party technology providers could have similar consequences and may be outside the Company's direct control.

Our partner factory is located in China

Vestaboard is manufactured by a partner factory in China. China maintains significant governmental measures and restrictions on manufacturing that could affect our ability to manufacture our products at any time. As a result, our partner factory may not have the materials, capacity or capability to manufacture our products according to our schedule and specifications. Moreover the current tariff and trade war between the United States and China could affect our operations as a U.S. Company. If our partner factory's manufacturing operations are curtailed, we may need to seek alternative manufacturing sources, which may be more expensive, cause delays or not be available at all.

Unfavorable conditions in the global economy or reductions in spending for products like ours could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia-Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology, smart home or digital signage spending. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

Operating Results - 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

The Company was incorporated in Delaware on August 5, 2015. The Company is engaged in the development, design and direct-to-customer marketing of its smart messaging display products. The Company's headquarters are in Palo Alto, California. The company began operations in 2015 and was focused on research & development until 2020, when it first shipped its primary product Vestaboard. In May 2025, the Company launched its second hardware product, Vestaboard Note. The Company is in the early stages of building its market and growing customer adoption.

As of December 31, 2025, the Company had negative retained earnings and will likely incur additional losses in 2026 prior to generating positive working capital. As noted in our Audited Financial Statements for 2025 and 2024, these matters raise substantial doubt about the Company's ability to continue as a going concern. During 2026, the Company intends to fund its operations with funding from SAFE agreements with accredited investors under Rule 506(c), other equity offerings (which may include a Regulation Crowdfunding offering and/or additional Rule 506 offerings), debt financing, and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital or meet its revenue targets, it may cease operations or dramatically alter its approach to sales, marketing and operations to continue operating. There is no certainty that the Company can or will meet its plans to raise sufficient capital or meet its sales, revenue, delivery and operating targets.

Revenue:

Revenue for fiscal year 2025 was $9,861,665 and revenue for fiscal year 2024 was $10,888,334. The decrease year-over-year was driven principally by the timing of customer deliveries, increased pre-order activity associated with the May 2025 launch of Vestaboard Note (a portion of which is reflected in deferred revenue at year-end and will be recognized as the related orders are fulfilled), and broader macroeconomic and tariff-related headwinds. The Company expects revenue to grow in 2026 as Vestaboard Note pre-orders are fulfilled and shipped to customers, although there is no assurance that this will occur.

The Company made its first delivery of flagship Vestaboard units in August 2020 and began mass production in November 2020. As of December 31, 2025, the Company had shipped ~ 17,000 units of our flagship Vestaboard. The Company launched an optional, premium software subscription service in 2022 called Vestaboard+. The Company also sells installation services and accessories to customers, and extended warranties and service plans to B2B customers.

Cost of revenue:

Cost of net revenue in 2025 was $5,863,670 and in 2024 was $6,353,275.

Gross margins and operating income:

Gross profit in 2025 was $3,997,995 (approximately 41% of net revenue) and in 2024 was $4,535,059 (approximately 42% of net revenue).

Loss from operations in 2025 was $4,765,868 and in 2024 was $2,162,853. The increase in operating loss was primarily attributable to a significant increase in research and development expenses associated with the development and launch of Vestaboard Note, increased sales and marketing investment to support the Vestaboard Note launch, and additional personnel and infrastructure costs.

Expenses:

Operating expenses in 2025 were $8,763,863 and in 2024 were $6,697,912, an increase of approximately 31%.

In 2025 approximately 31% of the Company's OPEX was spent on research and development expenses ($2,726,810), approximately 52% was spent on sales and marketing costs ($4,589,311), and approximately 17% was spent on general and administrative expenses ($1,447,742). In 2024 approximately 22% of the Company's OPEX was spent on R&D, 58% on sales and marketing, and 20% on G&A. The increase in R&D as a percentage of OPEX, and the absolute year-over-year increase in R&D expense (from $1,479,625 in 2024 to $2,726,810 in 2025), reflects continued investment in the Vestaboard Note product launch and ongoing platform investment.

Historical results and cash flows:

The Company's net operating cash outflows were $498,316 in 2025 and $1,265,371 in 2024.

Debt or Merchant Advances

As of December 31, 2025:

Creditor: PayPal (factoring loan)

Amount Owed: $135,272 (net of unamortized discount of $14,713)

Interest Rate: Estimated APR of 10–15%

Maturity Date: No fixed maturity date — the Company repays based on a percentage of PayPal sales (approximately 30% of PayPal sales)

Creditor: Credibly (factoring loan)

Amount Owed: $326,381 (net of unamortized discount of $47,325)

Interest Rate: Estimated APR of 10–15%

Maturity Date: No fixed maturity date — the Company repays $2,082 daily, secured by Shopify and PayPal sales and account balances

Creditor: Shopify (factoring loan)

Amount Owed: $349,336 (aggregate balance, net of unamortized discount where applicable)

Interest Rate: Fixed monthly interest fees ranging from approximately $1,070 to $3,880 per month

Maturity Date: Various; secured by substantially all of the Company's assets

Other Liabilities / Updated Liabilities:

See the Company's Audited 2025 Financial Statements attached to this Form C-AR for more information about liabilities. The total outstanding balance of factoring loans, net of unamortized discount, was $461,653 as of December 31, 2025, and the total outstanding balance of all loans payable (including short-term loans) was $810,989 as of December 31, 2025.

Subsequent to year-end, through April 24, 2026, the Company entered into additional factoring loan agreements with cash receipts of approximately $1,602,492, with total future payments required for these loans of approximately $1,734,469.

Liquidity and capital resources

The Company's cash and cash equivalents on hand was $528,279 as of December 31, 2025 and ~$430,000 as of March 31, 2026. Some cash is restricted based on sales taxes and other liabilities.

In 2026 the Company has added Paperstack as a factoring lender. The Company receives offers from time to time for additional funding from Shopify, PayPal and other companies but has no control over the timing of those offers or whether they will be made on terms that the Company will accept.

Use of proceeds from current securities offerings

The Company is currently raising capital through SAFE agreements with accredited investors and intends to use the net proceeds for working capital, inventory (including amounts owed to our partner factory for inventory the Company has already received from its partner factory and currently is in transit or received at its warehouse), fulfillment of pre-orders for Vestaboard Note, growth initiatives, and product development, including the continued development of new products that leverage our hardware and software platform.

Financial resources

Fundraising is important to the success of our operating plan in 2026 and beyond. Our ability to meet our obligations for inventory received and for our desired production and delivery schedule in 2026 (including the fulfillment of pre-orders for Vestaboard Note) depends on a combination of fundraising and strong sales. If we fail to raise the capital required we will need to fund our operating needs from other sources, including other sources of capital or stronger than forecasted or expected sales, which may be difficult if not impossible. If we fail to raise funds and fail to meet our sales goals in 2026, our viability could be put into serious doubt.

Viability

Investment funds are necessary to proceed with our operating plan. If our fundraising is not successful, or if other sources of investment or sales at a forecasted rate fail to materialize, then our ability to proceed with the production and delivery of units necessary to meet our current obligations and expenses could put the Company's viability into serious doubt.

Operating Duration

If we do not raise sufficient capital in 2026, the Company's ability to meet its inventory obligations and its desired timeline for production and fulfillment in 2026 could be materially affected in the short term and the Company could have difficulty operating without either meeting its sales targets or obtaining sources of credit, or both. Please refer to our risk factors disclosed in this Form C-AR. The Company believes it can reach a point of self-sustainability (cash flow break) without adjustments to its operating expenses in the coming 12 months if the Company meets its sales forecasts (including the timely fulfillment of Vestaboard Note pre-orders) and if the Company raises sufficient capital elsewhere to meet its present and future inventory obligations. If any of these efforts are unsuccessful then the Company's ability and time to survive will depend solely on its ability to manage expenses, which may or may not be successful to keep the Company going, especially if sales forecasts do not materialize or if the Company experiences difficulties during production or shipping its products.

Future Sources of Capital

The Company is raising capital through SAFE agreements with accredited investors pursuant to Rule 506(c) of Regulation D, which is intended to supplement the amount raised previously. The capital being raised and expected to be raised is for accredited investors. Investors who provide $100,000 or more, or who have been previously issued voting preferred stock by the company in connection with an investment, may be issued Series Seed 4-A Preferred Stock upon SAFE conversion; investors who provide less than $100,000 may be issued non-voting Series Seed

4-B Preferred Stock upon SAFE conversion. The Company may convert, at its option, the SAFE agreements at any time upon written notice to the investors, and the SAFEs will automatically convert if a qualifying Equity Financing has not occurred on or before December 31, 2027. Any amounts raised in a future Rule 506(c) offering or a future Regulation CF offering, if pursued, will dilute the ownership of existing investors.

Valuation:

The valuation of the Company for purposes of recent issuances of preferred stock and SAFE agreements was determined taking into account the following information:

1. Prior Investments and Pre-Money Valuations. In August 2023, the Company converted convertible notes by arms-length third-party accredited investors totaling $7,000,782 at a pre-money valuation of $32,053,099.88. The amount of the conversion of the notes, the sale of additional preferred stock by the Company in 2024 and 2025, the issuance of SAFEs in 2025 and 2026 at a $68,000,000 post-money valuation cap (with a 20% discount), and the existence of a stock option plan have informed our analysis of the Company's valuation.
2. Revenue. In Fiscal Year 2025, the Company recorded $9.86 million in audited revenue — please refer to our attached 2025 Audited Financials. Our business sits between several industries in software, hardware and technology which based on various industry sources can support a range of revenue multiples; we have applied a multiple consistent with our stage of business, our pre-order book associated with the Vestaboard Note launch, and the broader market environment for early-stage hardware companies.
3. Series A Financing Analysis. We have considered recent reported pre-money valuations for general Series A financings as published by industry sources and venture databases, which we believe given our revenue levels appropriately map to our stage and provide investors with a reference point.
4. Independent Valuation Reference. The Company has previously obtained an independent valuation of the Company's common stock by Staton Park Advisors. A copy of the most recent valuation report can be made available to stockholders on request.

Overall, our valuation for purposes of new investment was determined based on revenue, market opportunity, the launch of Vestaboard Note in 2025 and our pre-order pipeline, receptivity to our offerings by existing and prospective investors, in addition to the other key aspects of our business and market analysis listed above. The current SAFE financing carries a $68,000,000 valuation cap and a 20% discount rate, with mandatory conversion no later than December 31, 2027.

Disclaimers

The Company set its valuation internally, without a formal third-party independent evaluation. The valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that all preferred stock is converted to common stock and that all outstanding stock options are exercised.

Directors and officers

Positions and offices currently held with the issuer:

Position: CEO and President, Sole Director

Name: Dorrian Porter

Dates of Service: August 2015 – Present

Responsibilities: Overall stewardship of the business. Mr. Porter's aggregate compensation, including base salary and bonuses, was $375,000 for the year ended December 31, 2025 and $275,000 for the year ended December 31, 2024. The Company has advanced funds to Mr. Porter as a loan, the principal and accrued interest of which has been amended and restated as more fully described in the Related Party Transactions section below.

Mr. Porter commits a full-time schedule to Vestaboard and has for the last several years. Until 2026 Mr. Porter was the principal financial officer of the Company working with an outside accounting firm. The Company also engages outside auditors.

In 2026, Ms. Amy Wong joined the Company full-time as chief financial officer, after having worked with the Company at the same outside accounting firm.

Principal Securities Holders

Title of class: Common Stock

Stockholder Name: Dorrian Porter

Amount and nature of Beneficial ownership: 5,000,000 shares of Common Stock

Percent of voting securities: approximately 40% (calculated on the basis of voting power, treating all outstanding shares of Voting Preferred Stock on an as-converted to Common Stock basis)

Percent of company on a fully diluted basis: approximately 31% (calculated assuming the issuance and exercise of all shares reserved under the 2021 Stock Incentive Plan as amended on February 11, 2026, and the conversion of all outstanding Preferred Stock into Common Stock)

Mr. Porter also holds proxies to vote 575,729 additional shares of Common Stock issued to certain employees, former employees, and advisors pursuant to restricted and unrestricted stock agreements. As a result of his direct ownership and the proxies described above, Mr. Porter has the power to vote approximately 44% of the Company's outstanding voting securities calculated on a voting-power basis as of December 31, 2025.

In addition to the shares Mr. Porter beneficially owns directly, in his capacity as CEO, Mr. Porter holds an irrevocable proxy, coupled with an interest, to vote all outstanding shares of the Company's non-voting Preferred Stock pursuant to the Company's Third Amended and Restated Certificate of Incorporation. As of December 31, 2025, this proxy covers 198,258 shares of Series Seed 2-C Preferred Stock and 229,003 shares of Series Seed 3-C Preferred

Stock. The proxy will also extend to any shares of Series Seed 4-B Preferred Stock issued upon conversion of the Company's outstanding SAFEs that are subject to conversion into non-voting preferred stock. The proxy survives the death, incompetency, or disability of the holder if the holder is an individual, and survives the merger or reorganization of the holder if the holder is an entity. The proxy is irrevocable and is described in greater detail under "The Company's Securities -- Non-voting Securities; Grant of Proxy" below.

The Company's 2021 Stock Incentive Plan had an authorized pool of 1,700,971 options to purchase Common Stock as of December 31, 2025. As of December 31, 2025, options to purchase 1,562,318 shares of Common Stock were outstanding under the Plan, and 62,924 shares remained available for future grant. Of the outstanding options, 1,053,692 were exercisable as of December 31, 2025. On February 11, 2026, the board of directors of the Company approved an increase to the number of shares of Common Stock reserved for issuance under the Plan by 1,400,000 shares, from 1,700,971 to 3,100,971 shares. In addition, 5,600,729 shares of Common Stock were issued and outstanding as of December 31, 2025 and are held by the Company's founder, employees, former employees and advisors.

The Company's other classes of shares are Series Seed Preferred Stock, which has been issued almost entirely to investors. As of December 31, 2025, the Company had issued 7,449,199 shares of Series Seed Preferred Stock in the aggregate, comprised of the sub-series described below. The rights and preferences of the Series Seed Preferred Stock, and their sub-series, are described in the section titled The Company's Securities.

Other than Mr. Porter, no person beneficially owns more than 20% of any class of the Company's voting securities, calculated on the basis of voting power.

Related Party Transactions

Name of Entity: Dorrian Porter

Relationship to Company: 20%+ Owner; CEO and Sole Director

Nature / amount of interest in the transaction: As founder and CEO Dorrian Porter received no compensation from Vestaboard from 2015 to 2018. Between 2015 and 2025, the Company has loaned to Mr. Porter a sum that, together with accrued interest, totals $634,508 as of December 31, 2025 (compared to $457,054 as of December 31, 2024). The total amount owed by Mr. Porter to the Company is pursuant to an amended and restated unsecured promissory note dated December 31, 2025.

Material Terms: On December 31, 2025, the Company entered into an amended and restated unsecured promissory note with its founder for a total loan amount of $634,508, inclusive of interest accrued on prior outstanding principal. The annual interest rate is 3%. The full balance of the promissory note, including any accrued interest, is due and payable on December 31, 2030. Mr. Porter may pre-pay the promissory note early without penalty, and the Board and stockholders could decide to forgive the loan at a future date. The related party receivable is presented as a component of stockholders' deficit on the Company's balance sheet. The amended and restated promissory note replaces and supersedes all prior promissory notes (which had been due December 31, 2025).

The Company's Securities

On April 27, 2026, the Company filed with the State of Delaware its Third Amended and Restated Certificate of Incorporation (the "Restated Certificate"), which currently governs the Company's authorized capital stock. The Company is authorized to issue two classes of stock designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue under the Restated Certificate is 30,549,302 shares, each with a par value of $0.0001 per share. Of these, 20,029,735 shares are Common Stock and 10,519,567 shares are Preferred Stock.

In addition to the Common Stock, the Restated Certificate authorizes the following series of Series Seed Preferred Stock: Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1-C Preferred Stock, Series Seed 2-C Preferred Stock, Series Seed 3-A Preferred Stock, Series Seed 3-C Preferred Stock, Series Seed 4-A Preferred Stock, and Series Seed 4-B Preferred Stock. Pursuant to the Restated Certificate, the shares of Series Seed Preferred Stock previously designated as "Series Seed 3-B Preferred Stock" (of which 229,003 shares were issued and outstanding as of December 31, 2025) were redesignated as "Series Seed 3-C Preferred Stock"; this redesignation did not change the number of outstanding shares held by any holder, the price per share originally paid for such shares, or the holders' economic entitlements (including dividend and liquidation preference at $2.92 per share). Holders of the redesignated Series Seed 3-C Preferred Stock continue to be classified as non-voting holders.

The authorized and outstanding share counts of each class of stock as currently in effect are as follows:

Class / Series	Authorized	Outstanding (12/31/2025)	Voting / Non-Voting
Common Stock	20,029,735	5,600,729	Voting
Series Seed 1-A Preferred	786,480	786,480	Voting
Series Seed 1-B Preferred	413,439	413,439	Voting
Series Seed 1-C Preferred	2,352,941	2,352,941	Voting
Series Seed 2-C Preferred	198,258	198,258	Non-Voting
Series Seed 3-A Preferred	3,563,256	3,469,078	Voting
Series Seed 3-C Preferred	229,003	229,003	Non-Voting
Series Seed 4-A Preferred	1,488,095	0	Voting (issuable on SAFE conversion)
Series Seed 4-B Preferred	1,488,095	0	Non-Voting (issuable on SAFE conversion)

The Series Seed 4-A Preferred Stock and Series Seed 4-B Preferred Stock are reserved for issuance upon conversion of the Company's outstanding SAFEs as more fully described in the Existing Securities Offerings section above. Each share of Series Seed 4-A Preferred Stock and Series Seed 4-B Preferred Stock has an original issue price of $3.36 per share for purposes of dividend and liquidation preference.

Voting rights

Under the Restated Certificate, the Series Seed 1-A Preferred Stock, Series Seed 1-B Preferred Stock, Series Seed 1-C Preferred Stock, Series Seed 3-A Preferred Stock, and Series Seed 4-A Preferred Stock (collectively, the "Voting Preferred Stock") shall vote together as a single class on all matters with the holders of Common Stock, with one vote per share of Voting Preferred Stock calculated on an as-converted to Common Stock basis. The holders of Voting Preferred Stock are entitled to elect one director of the Corporation (the "Preferred Director"). In addition, so long as at least 3,625,559 shares of the originally-issued Voting Preferred Stock remain outstanding, the Corporation shall not, without the approval (by vote or written consent) of the holders of at least a majority of the then outstanding shares of Voting Preferred Stock, voting together as a single class: (a) alter or change the rights, preferences or privileges of the Preferred Stock so as to affect adversely the shares of any Preferred Stock; (b) decrease the number of authorized directors; or (c) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that materially adversely affects the holders of the Preferred Stock.

Non-Voting

The Series Seed 2-C Preferred Stock, Series Seed 3-C Preferred Stock and Series Seed 4-B Preferred Stock (collectively, the "Non-Voting Preferred Stock") shall be non-voting stock and shall not be entitled to vote on any matter except as required by the Delaware General Corporation Law. As to all matters for which voting by class is specifically required by the Delaware General Corporation Law, each outstanding share of Non-Voting Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Material Rights

The following serves as a summary of the material rights of the Company's stock, including Voting and Non-Voting Preferred Stock, based on a summary of the Third Amended and Restated Certificate of Incorporation of the Company filed with the State of Delaware on April 27, 2026, which is determinative of the governance of the rights, privileges and preferences of the Company's securities. Stockholders may request a copy of the Company's latest Certificate.

Dividends

Subject to certain provisions of the Restated Certificate, the holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of (i) $0.72 per share for the Series Seed 1-A Preferred Stock, (ii) $1.17 per share for the Series Seed 1-B Preferred Stock, (iii) $1.70 per share for the Series Seed 1-C Preferred Stock, (iv) $1.70 per share for the Series Seed 2-C Preferred Stock, (v) $2.92 per share for the Series Seed 3-A Preferred Stock, (vi) $2.92 per share for the Series Seed 3-C Preferred Stock, (vii) $3.36 per share for the Series Seed 4-A Preferred Stock, and (viii) $3.36 per share for the Series Seed 4-B Preferred Stock (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series Seed Preferred Stock then held by them; payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Series Seed Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock into Common Stock).

Liquidation Preference

Subject to certain provisions of the Restated Certificate, holders of Voting and Non-Voting Preferred Stock are entitled to a one times (1x) non-participating liquidation preference equal to the price per share originally paid for such shares (as adjusted for stock splits, stock dividends, reclassification and the like), plus any declared or accrued but unpaid dividends, prior and in preference to any distribution to the holders of Common Stock. The applicable per-share liquidation preferences under the Restated Certificate are: (i) $0.72 for Series Seed 1-A; (ii) $1.17 for Series Seed 1-B; (iii) $1.70 for Series Seed 1-C; (iv) $1.70 for Series Seed 2-C; (v) $2.92 for Series Seed 3-A; (vi) $2.92 for Series Seed 3-C; (vii) $3.36 for Series Seed 4-A; and (viii) $3.36 for Series Seed 4-B. The Series Seed Preferred Stock is also entitled to broad-based weighted-average anti-dilution protection for certain issuances of new stock based on the original purchase price paid per share. The total liquidation preference of the issued and outstanding Preferred Stock as of December 31, 2025 was $16,185,427, compared to $15,516,817 as of December 31, 2024.

Right to Convert

Subject to certain provisions of the Restated Certificate, each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock based on the original purchase price paid per share.

Automatic Conversion

Each share of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in the Restated Certificate, the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act") or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of the Voting Preferred Stock, voting together as a class.

Redemption

The Preferred Stock is not mandatorily redeemable.

Lock-Up Period

To the extent requested by the Company or an underwriter of securities of the Company, the undersigned shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by the undersigned (other than to donees or partners of the undersigned who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last 17 days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or before the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by the Restated Certificate will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. The Company may place restrictive legends on the certificates representing the shares subject to the Restated Certificate and may impose stop transfer instructions with respect to the Securities and such other shares of stock of the undersigned (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The undersigned shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

Non-voting Securities; Grant of Proxy

The holders of Non-Voting Preferred Stock have acknowledged that the Securities being acquired have no voting rights and that major corporate actions may be taken without the vote of the holders of the Securities. Upon the Closing, the undersigned hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the undersigned's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the undersigned, (i) vote all Securities issued pursuant to the terms of this instrument, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the undersigned pursuant to the Restated Certificate are coupled with an interest. Such proxy and power will be irrevocable.

The proxy and power, so long as the undersigned is an individual, will survive the death, incompetency and disability of the undersigned and, so long as the undersigned is an entity, will survive the merger or reorganization of the undersigned or any other entity holding shares of the Securities issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this provision and has the right, power and authority to enforce the provisions hereof.

Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the undersigned's true and lawful proxy and attorney pursuant to the Restated Certificate (the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the undersigned pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument. The undersigned shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the undersigned pursuant to this instrument, except to the extent any such losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy. In no event will the Proxy be required to advance his, her or its own funds on behalf of the undersigned or otherwise. The undersigned acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

Common Stock

Under the Restated Certificate, the amount of Common Stock authorized is 20,029,735, with a total of 5,600,729 shares issued and outstanding as of December 31, 2025.

Voting Rights: The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Stock Option Plan: Under the Company's 2021 Stock Incentive Plan, as of December 31, 2025, options to purchase 1,562,318 shares of Common Stock were outstanding (of which 1,053,692 were exercisable) and 62,924 shares remained available for grant. During 2025, the Company granted 938,931 options and 250,000 options were forfeited. Stock-based compensation expense recognized in 2025 was $147,501. On February 11, 2026, the Company's Board of Directors and stockholders approved an increase to the Plan reserve by an additional 1,400,000 shares, increasing the total Plan reserve from 1,700,971 shares to 3,100,971 shares.

Liquidation Rights: Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in the Restated Certificate, giving preference to the Preferred Stock as described above.

Redemption: The Common Stock is not mandatorily redeemable.

Protective Provisions: The Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the outstanding shares of Common Stock, voting as a separate class, effect a Liquidation Transaction.

What it means to be a minority holder

As a minority holder of shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. In addition, holders of Non-Voting Preferred Stock appoint the then-current Chief Executive Officer of the Company as your voting proxy. Further, investors in any Company securities offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in a company can be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, SAFEs or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For at least a year, the securities purchased pursuant to any securities offerings of the Company can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and / or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has caused this Form C-AR to be signed on its behalf by the duly authorized undersigned, as of April 30th, 2026.

The undersigned also certifies that the attached Audited Financial Statements are true and complete in all material respects.

VESTABOARD, INC.

_____

Dorrian Porter

President and CEO / Principal Executive Officer

April 30th, 2026

VESTABOARD, INC.

A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2025 and 2024

VESTABOARD, INC.

TABLE OF CONTENTS



To the Board of Directors of
Vestaboard, Inc.
Palo Alto, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vestaboard, Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company sustained net losses of $5,034,884 and $2,429,412 and had negative operating cash flows for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an accumulated deficit of $21,209,596 and lacks liquid assets to satisfy its obligations as they come due with cash of $528,279 and a working capital deficit of $6,617,695. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.


Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 24, 2026

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VESTABOARD, INC.
BALANCE SHEETS
As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 528,279	$ 613,889
Accounts receivable	28,581	47,063
Escrow receivable	-	20,042
Notes receivable	-	534
Inventory	837,356	531,964
Inventory deposits	1,905,646	150,370
Prepaid expenses	44,642	33,078
Total current assets	3,344,504	1,396,940
Non-Current Assets:		
Property and equipment, net	4,247	6,535
Deposits	16,446	21,446
Total non-current assets	20,693	27,981
TOTAL ASSETS	$ 3,365,197	$ 1,424,921
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued expenses	$ 1,783,771	$ 1,734,193
Loans payable	810,989	885,256
Deferred revenue	6,461,776	692,795
Pending investments	250,002	-
Sales tax payable	655,661	252,669
Total liabilities	9,962,199	3,564,913
Stockholders' Deficit:		
Series Seed 1-A Preferred Stock, $0.0001 par value, 786,480 shares authorized; 786,480 shares issued and outstanding, liquidation preference of $566,266 as of both December 31, 2025 and 2024	79	79
Series Seed 1-B Preferred Stock, $0.0001 par value, 413,439 shares authorized; 413,439 shares issued and outstanding, liquidation preference of $483,724 as of both December 31, 2025 and 2024	41	41
Series Seed 1-C Preferred Stock, $0.0001 par value, 2,352,941 shares authorized; 2,352,941 shares issued and outstanding, liquidation preference of $4,000,000 as of both December 31, 2025 and 2024	236	236
Series Seed 2-C Preferred Stock, $0.0001 par value, 198,258 shares authorized; 198,258 shares issued and outstanding, liquidation preference of $337,039 as of both December 31, 2025 and 2024	19	19
Series Seed 3-A Preferred Stock, $0.0001 par value, 3,519,700 shares authorized; 3,469,078 and 3,292,841 shares issued and outstanding, liquidation preference of $10,129,709 and $9,615,097, as of December 31, 2025 and 2024, both respectively	348	330
Series Seed 3-B Preferred Stock, $0.0001 par value, 932,354 shares authorized; 229,003 and 176,264 shares issued and outstanding and liquidation preference of $668,689 and $514,691, as of December 31, 2025 and 2024, both respectively	22	17
Common Stock, $0.0001 par value, 15,430,000 shares authorized, 5,600,729 shares issued and outstanding as of both December 31, 2025 and 2024	561	561
Additional paid-in capital	15,245,796	14,490,491
Receivable from a related party	(634,508)	(457,054)
Accumulated deficit	(21,209,596)	(16,174,712)
Total stockholders' deficit	(6,597,002)	(2,139,992)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 3,365,197	$ 1,424,921

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

VESTABOARD, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2025 and 2024

	2025	2024
Net revenue	$ 9,861,665	$ 10,888,334
Cost of net revenue	5,863,670	6,353,275
Gross profit	3,997,995	4,535,059
Operating Expenses:		
Sales and marketing	4,589,311	3,882,198
Research and development	2,726,810	1,479,625
General and administrative	1,447,742	1,336,089
Total Operating Expenses	8,763,863	6,697,912
Loss from operations	(4,765,868)	(2,162,853)
Other Income/(Expense):		
Interest income	11,927	11,581
Interest expense	(280,943)	(278,140)
Total Other Income/(Expense)	(269,016)	(266,559)
Net loss	$ (5,034,884)	$ (2,429,412)

VESTABOARD, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2025 and 2024

	Series Seed 1-A Preferred Stock		Series Seed 1-B Preferred Stock		Series Seed 1-C Preferred Stock		Series Seed 2-C Preferred Stock		Series Seed 3-A Preferred Stock		Series Seed 3-B Preferred Stock		Common Stock		Additional Paid-In Capital	Receivable from Related Party	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount				
Balance at December 31, 2023	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,258	$ 19	2,587,315	$ 259	-	$ -	5,600,729	$ 561	$ 12,838,236	$ (386,487)	$ (13,745,300)	$ (1,292,356)
Issuance of Series Seed 3-A preferred stock	-	-	-	-	-	-	-	-	705,526	71	-	-	-	-	1,185,860	-	-	1,185,931
Issuance of Series Seed 3-B preferred stock	-	-	-	-	-	-	-	-	-	-	172,632	17	-	-	458,458	-	-	458,475
Issuance of Series Seed 3-B for broker commission	-	-	-	-	-	-	-	-	-	-	3,632	-	-	-	10,604	-	-	10,604
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(41,928)	-	-	(41,928)
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	39,261	-	-	39,261
Change in related party receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(70,567)	-	(70,567)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,429,412)	(2,429,412)
Balance at December 31, 2024	786,480	79	413,439	41	2,352,941	236	198,258	19	3,292,841	330	176,264	17	5,600,729	561	14,490,491	(457,054)	(16,174,712)	(2,139,992)
Issuance of Series Seed 3-A preferred stock	-	-	-	-	-	-	-	-	176,237	18	-	-	-	-	467,801	-	-	467,819
Issuance of Series Seed 3-B preferred stock	-	-	-	-	-	-	-	-	-	-	52,739	5	-	-	140,003	-	-	140,008
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	147,501	-	-	147,501
Change in related party receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(177,454)	-	(177,454)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,034,884)	(5,034,884)
Balance at December 31, 2025	786,480	$ 79	413,439	$ 41	2,352,941	$ 236	198,258	$ 19	3,469,078	$ 348	229,003	$ 22	5,600,729	$ 561	$ 15,245,796	$ (634,508)	$ (21,209,596)	$ (6,597,002)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

VESTABOARD, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024

	2025	2024
Cash Flows from Operating Activities		
Net loss	$ (5,034,884)	$ (2,429,412)
Adjustments to reconcile net loss to net cash used in operating activities:		
Factoring loan fee amortization	219,909	256,779
Bad debt expense	21,154	-
Stock based compensation	147,501	39,261
Depreciation	7,751	27,747
Related party interest capitalized to loan receivable	(11,927)	(11,581)
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(2,672)	(1,315)
(Increase)/decrease in inventory	(305,392)	1,374,117
(Increase)/decrease in inventory deposits	(1,755,276)	146,719
(Increase)/decrease in prepaid expenses	(11,564)	7,022
(Increase)/decrease in deposits	5,000	(4,060)
Increase/(decrease) in accounts payable and accrued expenses	50,111	(638,748)
Increase/(decrease) in deferred revenue	5,768,981	1,180
Increase/(decrease) in sales tax payable	402,992	(33,080)
Net cash used in operating activities	(498,316)	(1,265,371)
Cash Flows from an Investing Activities		
Advances to related parties, net	(165,526)	(58,986)
Additions to property and equipment	(5,463)	-
Cash used in an investing activities	(170,989)	(58,986)
Cash Flows from Financing Activities		
Proceeds from loans payable	2,543,000	2,902,500
Repayments of loans payable	(2,837,176)	(3,107,052)
Proceeds from issuance of Series 3-A preferred stock	467,819	1,185,931
Proceeds from issuance of Series 3-B preferred stock	160,050	438,433
Proceeds from investors for shares to be issued subsequently	250,002	-
Offering costs	-	(31,324)
Net cash provided by financing activities	583,695	1,388,488
Net change in cash	(85,610)	64,131
Cash at beginning of year	613,889	549,758
Cash at end of year	$ 528,279	$ 613,889
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 280,943	$ 278,140
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Shares of Series 3-B preferred stock issued for broker commission	$ -	$ 10,604

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Vestaboard, Inc. (the "Company"), is a Delaware company organized on August 5, 2015. The Company is engaged in development, design and direct-to-customer marketing and sales of their smart messaging display product. The Company's headquarters is in Palo Alto, California. The Company began operations in 2015.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Actual results could differ from those estimates presented within the financial statements. Significant estimates inherent in the preparation of the accompanying financial statements include deferred income tax assets, valuation of stock options, provision for warranty, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025 and 2024, the Company's cash and cash equivalents balances exceed federally insured limits by $11,297 and $100,147, respectively, subjecting it to significant credit risk.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivables are carried at the amount billed to the customer. Payments of accounts receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2025 and 2024, the Company's accounts receivable amounted to $28,581 and $47,063, respectively. As of December 31, 2025 and 2024, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded. Bad debt expense of $21,154 for the year ended December 31, 2025.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. Prepaid expenses amounted to $44,642 and $33,078 as of December 31, 2025 and 2024, respectively, and consisted primarily of insurance payments, marketing subscriptions, consulting fees and prepayments for promotional event.

Inventory

Inventory is carried at the lower of cost or market and accounted for using the first-in, first-out method. The inventory balances were $837,356 and $531,964 as of December 31, 2025 and 2024, respectively, consisting of finished goods for both years. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of net revenue in the statement of operations. As of December 31, 2025 and 2024, management determined no reserve for obsolescence or impairment was necessary.

The Company makes deposits on inventory production and recognizes such as inventory deposits on its balance sheets, which amounted to $1,905,646 and $150,370 as of December 31, 2025 and 2024, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $3,500 as property and equipment. The Company depreciates computer software, computer hardware and industrial equipment using the straight-line method based on its estimated useful life of 3 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. During 2025, the Company has disposed of the fully depreciated industry equipment and computer hardware that were no longer in service amounting to a total of $110,743. As of December 31, 2025 and 2024, the management determined no impairment on the Company's property and equipment.

The Company's property and equipment consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Computer hardware	$ 10,219	$ 13,773
Computer software	4,290	4,290
Industrial equipment	3,450	105,176
Total	17,959	123,239
Accumulated depreciation	(13,712)	(116,704)
Property and equipment, net	$ 4,247	$ 6,535
Depreciation expense	$ 7,751	$ 27,747

Impairment of Long-Lived Assets (Property and Equipment)

Company management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2025 and 2024, the Company does not have any impairment losses on long-lived assets.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of December 31, 2025 and 2024. This is composed of pre-orders of the product that have not been delivered by the end of the financial reporting period and VB Plus subscriptions, whose revenue is recognized over the life of the subscription, which is generally 12-36 months.

As of December 31, 2025 and 2024, the Company's deferred revenue amounted to $6,461,776 and $692,795, respectively. For the years ended December 31, 2025 and 2024, changes in deferred revenue are as follows:

	2025	2024
Balance at beginning of the year	$ 692,795	$ 691,615
Collections during the year	15,630,646	10,889,514
Revenue recognized from:		
Deferred revenue at beginning of the year	(530,586)	(539,141)
Collections during the year	(9,331,079)	(10,349,193)
Balance at end of the year	$ 6,461,776	$ 692,795

Deferred revenue as of December 31, 2025 and 2024 consists of the following:

	2025	2024
Vestaboard Products	$ 5,734,338	$ 121,504
VB Plus Subscriptions	727,438	571,291
	$ 6,461,776	$ 692,795

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses, and loans payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2025 and 2024, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously. As of December 31, 2024, the Company had a receivable from a major supplier amounting to $370,806, which pertains to Company's payments for raw materials on behalf of the major supplier. As of December 31, 2024, this receivable was offset against the Company's accounts payable to this supplier.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Most of the Company's revenue arrangements generally consist of a single performance obligation to transfer the promised goods and services. The Company recognizes revenue as goods are shipped to customers recognized at the point in time the products are provided to the customer. The Company also sells Vestaboard Plus, a subscription program which allows subscribers to access a library of automated channels, applications and sources of data. The Company recognizes subscription revenue over the term of the subscription, which is generally 12-36 months.

Disaggregation of Revenue

Revenues for the years ended December 31, 2025 and 2024 consists of the following:

	2025	2024
Vestaboard Products	$ 9,079,506	$ 10,294,131
VB Plus Subscriptions	699,728	533,222
Shipping	62,519	42,693
Installation	19,912	18,288
	$ 9,861,665	$ 10,888,334

Where required, sales taxes are collected at the time of sale and are remitted to the appropriate taxing authorities. Sales tax payables amounted to $655,661 and $252,669 as of December 31, 2025 and 2024, respectively.

VESTABOARD, INC.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years then ended

Contract Balances

Contract assets are recognized if an amount of consideration that is unconditional is due from the customer (i.e. only the passage of time is required before payment of the consideration is due). The Company's contract asset is presented as accounts receivables in the balance sheets and as discussed above in the accounts receivable section.

Contract liabilities are recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e. transfers control of the related goods or services to the customer). The Company's contract liability is presented as deferred revenue in the balance sheets and as discussed above in the deferred revenue section.

Cost of Net Revenue

Cost of net revenue amounting to $5,863,670 and $6,353,275 for the years ended December 31, 2025 and 2024, respectively, primarily consisted of production costs, shipping fees, merchant fees, facility allocations, warranty expenses, tooling costs, customs fees, contractor fees, and payroll allocations.

The Company records estimates of future warranty costs which amounted to $292,277 and $191,104 as of December 31, 2025 and 2024, respectively, and is recorded as part of accounts payable and accrued expense in the balance sheets.

Research and Development

In accordance with ASC 730, research and development costs are expensed as incurred. Total expenses related to research and development were $2,726,810 and $1,479,625 for the years ended December 31, 2025 and 2024, respectively.

Advertising Costs

Advertising costs are expended as incurred. Total advertising costs were $2,626,598 and $2,331,725 for the years ended December 31, 2025 and 2024, respectively, which are included in sales and marketing expenses in the statements of operations.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840 and generally requires lessees to recognize operating and finance lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate, (c) amounts expected to be payable by the lessee under residual value guarantees, (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received and (c) any initial direct costs. At the commencement date, the date at which the leased asset is available for use by the Company, leases are recognized by recording an ROU asset and a lease liability.

After the commencement date, for an operating lease, the lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date) and the ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received and (c) unamortized initial direct costs. Generally, each lease payment is allocated between the liability and finance cost. The finance cost is charged to statements of operations over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The Company has no leases required ASC 842 accounting for the years ended December 31, 2025 and 2024 as all were short-term in nature.

Foreign Currency Remeasurements

The Company operates using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on balance sheet accounts was not material for the years ended December 31, 2025 and 2024.

Income Taxes

Income taxes are provided in accordance with ASC 740, *Income Taxes*. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company files U.S. federal and California state income tax returns. The Company's tax returns for periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The Company sustained net losses of $5,034,884 and $2,429,412 and had negative operating cash flows for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had an accumulated deficit of $21,209,596 and lacks liquid assets to satisfy its obligations as they come due with cash of $528,279 and a working capital deficit of $6,617,695. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company recognizes it will need to raise additional capital in order to fund operations, meet its payment obligations and execute its business plan. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate sufficient revenues, become profitable, and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. If the Company is unable to obtain financing on a timely basis, the Company could be forced to sell its assets, discontinue its operations, and/or pursue other strategic avenues to commercialize its technology and its intellectual property could be impaired.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: DEBT FINANCING AGREEMENTS

Factoring Loans

The Company entered into factoring loan agreements with various creditors for a cumulative principal amount of $1,790,753 and $2,574,692 for the years ended December 31, 2025 and 2024, respectively. The total cash proceeds from these factoring loans amounted to $1,601,000 and $2,292,500 for the years ended December 31, 2025 and 2024, respectively. The Company recorded discount on factoring loans for a total of $189,753 and $282,192 in 2025 and 2024, respectively, which pertain to the difference between the total required payments and cash proceeds and are being amortized to interest expense over the term of the factoring loans.

For the years ended December 31, 2025 and 2024, $219,909 and $256,779 of discount on factoring loans was amortized to interest expense, respectively. The factoring loans are being repaid daily based on the Company's sales proceeds, which are being deducted automatically until the total required payments are made. The factoring loans are secured by the Company's balances on its Shopify and PayPal cash accounts.

As of December 31, 2025 and 2024, the outstanding balance of factoring loans amounted to $461,653 net of unamortized discount of $62,038 and $759,106 net of unamortized discount of $92,194, respectively.

Details of factoring loans for the years ended December 31, 2025 and 2024 are as follows:

	Shopify			Paperstack			Paypal		
	Principal	Discount	Net	Principal	Discount	Net	Principal	Discount	Net
Balance as at December 31, 2023	$ 375,999	$ (28,331)	$ 347,668	$ 523,811	$ (38,450)	$ 485,361	$ -	$ -	$ -
Loan additions	976,750	(104,750)	872,000	-	-	-	582,906	(62,406)	520,500
Loan payments	(1,225,095)	-	(1,225,095)	(523,811)	-	(523,811)	(263,541)	-	(263,541)
Discount amortizations	-	120,944	120,944	-	38,450	38,450	-	25,541	25,541
Balance as at December 31, 2024	127,654	(12,137)	115,517	-	-	-	319,365	(36,865)	282,500
Loan additions	553,213	(42,213)	511,000	-	-	-	321,540	(31,540)	290,000
Loan payments	(680,867)	-	(680,867)	-	-	-	(490,920)	-	(490,920)
Discount amortizations	-	54,350	54,350	-	-	-	-	53,692	53,692
Balance as at December 31, 2025	$ -	$ -	$ -	$ -	$ -	$ -	$ 149,985	$ (14,713)	$ 135,272

Daily repayment rate			
2025	8.5% to 25% of Shopify Sales	None	30% of Paypal Sales
2024	10% to 21% of Shopify Sales	15% to 20% of Shopify Sales	30% of Paypal Sales
Collateralized by	Shopify sales and account balances	Shopify sales and account balances	Paypal sales and account balance

	Stenn Assets USA, Inc.			Credibly			Total		
	Principal	Discount	Net	Principal	Discount	Net	Principal	Discount	Net
Balance as at December 31, 2023	$ -	$ -	$ -	$ -	$ -	$ -	$ 899,810	$ (66,781)	$ 833,029
Loan additions	552,486	(52,486)	500,000	462,550	(62,550)	400,000	2,574,692	(282,192)	2,292,500
Loan payments	(267,150)	-	(267,150)	(343,605)	-	(343,605)	(2,623,202)	-	(2,623,202)
Discount amortizations	-	25,379	25,379	-	46,465	46,465	-	256,779	256,779
Balance as at December 31, 2024	285,336	(27,107)	258,229	118,945	(16,085)	102,860	851,300	(92,194)	759,106
Loan additions	-	-	-	916,000	(116,000)	800,000	1,790,753	(189,753)	1,601,000
Loan payments	(285,336)	-	(285,336)	(661,239)	-	(661,239)	(2,118,362)	-	(2,118,362)
Discount amortizations	-	27,107	27,107	-	84,760	84,760	-	219,909	219,909
Balance as at December 31, 2025	$ -	$ -	$ -	$ 373,706	$ (47,325)	$ 326,381	$ 523,691	$ (62,038)	$ 461,653

Daily repayment rate		
2025	None	$2,082 daily or as agreed
2024	12% of Shopify and Paypal Sales	$2,082 daily or as agreed
Collateralized by	Shopify and Paypal Sales and account balances	Shopify and Paypal Sales and account

Short-Term Loans

In 2025, the Company entered into various short-term loan agreements with various creditors for a cumulative principal amount of $942,000. These loans bear a fixed monthly interest fee ranging from $1,070 to $3,880. Total interest expense recognized and paid on these loans amounted to $61,034 in 2025. These loans are secured by substantially all of the Company's assets.

In March 2024, the Company entered into a short-term loan agreement with Whitehall Partners, Ltd. amounting to $350,000. The loan bears an annual interest of 9.5%. The loan agreement requires eight monthly payments of $43,750 plus accrued interest, from April 30, 2024 to December 31, 2024. This loan has been paid in full and no outstanding balance as of December 31, 2024. Interest expense paid on this loan amounted to $12,469 in 2024.

In October 2024, the Company entered into a short-term loan agreement with Shopify amounting to $260,000. The loan bears a fixed interest fee of $2,964 for every month it is outstanding. Interest expense paid on this loan amounted to $8,892 in 2024. This loan has been paid in full in 2025 and has no outstanding balance as of December 31, 2025. Interest expense paid on this loan amounted to $5,928 in 2025.

Movements of the Company's short-term loans are as follows:

	2025	2024
Balance as at the beginning of the year	$ 126,150	$ -
Proceeds from new loans	942,000	260,000
Payments during the year	(718,814)	(133,850)
Balance as at the end of the year	$ 349,336	$ 126,150

NOTE 5: STOCKHOLDERS' DEFICIT

Capital Structure

The Company is authorized to issue two classes of stock: 15,430,000 shares of Common Stock and 8,203,172 shares of preferred stock, each with par value of $0.0001. The Company designated its preferred stock as 786,480 shares of Series Seed 1-A preferred stock, 413,439 shares of Series Seed 1-B preferred stock, 2,352,941 shares of Series Seed 1-C preferred stock, 198,258 shares of Series Seed 2-C preferred stock, 3,519,700 shares of Series Seed 3-A preferred stock, and 932,354 shares of Series Seed 3-B preferred stock.

The preferred stockholders have certain preferences over common stockholders and other protective provisions. Preferred stock has a dividend preference over common stock, where dividends of $0.72 per share for Series Seed 1-A preferred stock, $1.17 per share for Series Seed 1-B preferred stock, $1.70 per share for Series Seed 1-C preferred stock, $1.70 per share for Series Seed 2-C preferred stock, $2.92 per share for Series Seed 3-A preferred stock and $2.92 per share for Series Seed 3-B preferred stock must be paid before any dividends to common stockholders and then any dividends after such payments are paid ratably to preferred stock and common stock on an as-converted to common stock basis. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of common stock, initially at a 1:1 rate. All shares of preferred stock are subject to automatic conversion into the Company's common stock upon an initial public offering or by vote or written consent of the requisite holders. Common stock has voting rights of one vote per share. Preferred stock is entitled to vote with holders of common stock on an as-converted basis, except for Series Seed 2-C and Series Seed 3-B preferred stock which are considered as non-voting preferred stocks.

Preferred stockholders have liquidation preference equal to $0.72 per share for Series Seed 1-A preferred stock, $1.17 per share for Series Seed 1-B preferred stock, $1.70 per share for Series Seed 1-C preferred stock, $1.70 per share for Series Seed 2-C preferred stock, $2.92 per share for Series Seed 3-A preferred, and $2.92 per share for Series Seed 3-B preferred stock over common stockholders. The total liquidation preference as of December 31, 2025 and 2024 were $16,185,427 and $15,516,817, respectively.

Preferred Stock

On January 16, 2024, the Company approved to sell, offer and issue an additional $5,500,000 preferred stock ($2,722,526 in shares of Series Seed 3-A preferred stock through private offering and $2,722,474 in shares of Series Seed 3-B preferred stock through Regulation Crowdfunding offering). On February 1, 2024, the Company approved to issue bonus shares of up to 10% to investors on the said offering and 10% bonus shares to existing holders of Series Seed 3-A preferred stock.

In 2024, 258,757 shares of Series Seed 3-A preferred stock have been issued to existing holders as 10% bonus shares. Also, the Company issued 446,769 shares of Series Seed 3-A preferred stock at $2.92 per share (subject to bonus provisions reducing the effective price per share) for a total net proceeds of $1,185,931.

In 2024, the Company also undertook an offering of its Series Seed 3-B preferred stock pursuant to Regulation Crowdfunding and issued 172,632 shares of Series Seed 3-B stock at $2.92 per share (subject to bonus provisions reducing the effective price per share) for a total net proceeds of $458,475. As of December 31, 2024, $20,042 of the net proceeds was held under escrow and is presented as escrow receivable in the balance sheet. Escrow receivable was received in February 2025. The Company issued 3,632 shares of Series Seed 3-B preferred stock to its broker as compensation. The Company incurred offering costs of $41,928 for these issuances.

In 2025, the Company issued 176,237 shares of Series Seed 3-A preferred stock at $2.92 per share (subject to bonus provisions reducing the effective price per share) for total net proceeds of $467,819.

In 2025, the Company also undertook an offering of its Series Seed 3-B preferred stock pursuant to Regulation D and issued 52,739 shares of Series Seed 3-B stock at $2.92 per share (subject to bonus provisions reducing the effective price per share) for total net proceeds of $140,008.

The Company received $250,002 in funds for investments in 2025 that have not yet been issued the associated preferred stock as of December 31, 2025, and therefore the Company recorded this as a pending investment liability as of December 31, 2025.

786,480 shares of Series 1-A preferred stock, 413,439 shares of Series 1-B preferred stock, 2,352,941 shares of Series 1-C preferred stock, and 198,258 shares of Series 2-C preferred stock were outstanding as of both December 31, 2025 and 2024. In addition, 3,469,078 and 3,292,841 shares of Series Seed 3-A preferred stock were issued and outstanding and 229,003 and 176,264 shares of Series Seed 3-B preferred stock were issued and outstanding as of December 31, 2025 and 2024, both respectively.

Common Stock

5,600,729 shares of common stock were issued and outstanding as of both December 31, 2025 and 2024.

2021 Stock Incentive Plan

The Company adopted the *2021 Stock Incentive Plan* (the "Plan"). The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than the fair market value of Common Stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options. The Company has reserved 975,971 shares of common stock under the Plan. On August 18, 2023, the Plan was amended to increase the number of shares of common stock reserved under the Plan to 1,700,971. As of December 31, 2025 and 2024, 62,924 and 751,855 shares of common stock were available for grant, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's Common Stock and for stock options, the expected life of the option and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted for the years ended December 31, 2025 and 2024 under FASB ASC 718 and recorded compensation costs related to the stock option grants of $147,501 and $39,261, respectively. As of December 31, 2025, there was $180,333 stock-based compensation to be recognized over a weighted-average period of approximately 3.75 years.

A summary of options activities for the years ended December 31, 2025 and 2024 is as follows:

	December 31, 2025		December 31, 2024	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	873,387	$ 0.47	710,511	$ 0.37
Granted	938,931	$ -	195,376	$ 0.82
Exercised	-	$ -	-	$ -
Forfeited	(250,000)	$ 0.47	(32,500)	$ 0.37
Outstanding - end of year	1,562,318	$ -	873,387	$ 0.47
Exercisable at end of year	1,053,692	$ -	656,950	$ 0.40
Weighted average grant date fair value of options granted during year	$ 0.31		$ 0.50	
Intrinsic value of options outstanding at year-end	$ 217,355		$ 305,105	

	December 31, 2025		December 31, 2024	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Weighted average duration (years) to expiration of outstanding options at year-end	8.32		7.31	
Weighted average duration (years) to expiration of exercisable options at year-end	7.92		6.83	

The stock option issuances were valued using the using the following inputs for the year ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Risk Free Interest Rate	3.61% - 3.86%	4.23% - 4.65%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	30.00%	60.00%
Expected Life (years)	5 - 7	5 - 7
Fair Value per Stock Option	$0.27 - $0.334	$0.46 - $0.53

NOTE 6: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Lease

The Company entered into various lease agreements for offices and storage spaces at various locations. These spaces are being rented on a month-to-month basis (classified as short-term leases) with monthly payment ranges from $760 to $8,000 and $1,880 to $4,000 in 2025 and 2024, respectively. Total expenses related to lease agreements were $172,515 and $122,429 for the years ended December 31, 2025 and 2024, respectively.

Litigation

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Concentrations

For the years ended December 31, 2025 and 2024, approximately 100% and 99%, respectively, of the Company's inventories are procured through a single supplier. As of December 31, 2025 and 2024, the Company has significant concentrations on its accounts payable where approximately 42% and 66%, respectively, of its accounts payable balance as of December 31, 2025 and 2024 were due to this single supplier. Should this supplier no longer be willing or able to satisfy the Company's product needs it could adversely affect the Company's business.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company's founder is the majority shareholder, Chief Executive Officer and sole director of the Company. In 2020, the Company loaned funds to the Company's founder amounting to $322,000, which bears 3% per annum and was payable on demand no later than December 31, 2022. Interest is payable annually. On December 31, 2020, the Company forgave a portion of this loan's principal balance amounting to $150,000 and accrued interest of $3,946, which the Company recognized a total of $153,946 loss on loan forgiveness at such time. The forgiveness was in consideration of the founder's work performed for the Company. In 2022 and 2021, the Company loaned additional funds to the founder amounting to $141,721 and $57,054, respectively. On December 31, 2022, the Company entered an amended and restated unsecured promissory note with its founder for a total loan of $375,000, inclusive of interest accrued on prior outstanding principal, which bears 3% per annum and is payable on December 31, 2025. The promissory note was amended and restated all amounts loaned to the founder.

On December 31, 2025, the Company entered an amended and restated unsecured promissory note with its founder for a total loan of $634,508, inclusive of the interest accrued on prior outstanding principal, which bears 3% per annum and is payable on December 31, 2030. The promissory note was amended and restated all amounts loaned to the founder.

As of December 31, 2025 and 2024, the Company's outstanding receivable from its founder was $634,508 and $457,054, respectively. The related party receivable is presented as a component of stockholders' deficit.

The Company founder's salary, including bonuses, amounted to $375,000 and $275,000 for the years ended December 31, 2025 and 2024, respectively.

NOTE 8: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's effective tax rate for the years ended December 31, 2025 and 2024 was 0% due to the full valuation allowance on the Company's deferred tax assets.

Significant components of the Company's deferred tax assets as of December 31, 2025 and 2024 are summarized below:

	2025	2024
Net operating loss carryforward	$ 3,843,684	$ 3,097,440
Unamortized capitalized R&D	1,292,280	773,245
R&D credit carryforward	204,959	204,959
Property and equipment	4,866	9,038
Other	95,295	58,495
Deferred tax assets	5,441,084	4,143,176
Valuation allowance	(5,441,084)	(4,143,176)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated taxable income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 26.7%. The increase in the valuation allowance for the year ended December 31, 2025 amounted to $1,297,908.

At December 31, 2025 and 2024, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $14.4 million and $11.6 million, respectively. Federal NOL incurred prior to tax year 2018 amounting to $0.69 million will be carried forward for 20 years and will begin to expire in 2034. Post-TCJA NOL amounting to $13.7 million and $10.9 million as of December 31, 2025 and 2024, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021. The Company also has $204,959 of research and development credits that will begin to expire in 2029, if unused.

As a result of the Company's equity financing in recent years, the Company underwent changes in ownership for purposes of the Tax Reform Act. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of the Company's net operating loss carryforwards and tax credits may be limited if cumulative changes in ownership of more than 50% occur during any three-year period.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

SAFE Agreements

Through April 24, 2026, the Company issued SAFE agreements in exchange for cash investments totaling $711,411. These SAFE agreements represent the investor's rights to the Company's preferred stock. Investors who provided $100,000 or more, or who have been previously issued voting preferred stock by the Company in connection with an investment shall be issued voting preferred stock. The Company may convert, at its option, these SAFE agreements at anytime upon written notice to the investors.

Factoring Loans

The Company entered into factoring loan agreements in 2026 with total cash receipts amounting to $1,602,492. Total future payments required for these loans amount to $1,734,469.

Amended Stock Incentive Plan

On February 11, 2026, the board of directors approved an increase of the shares of Common Stock reserved for issuance pursuant to the Company's 2021 Stock Incentive Plan by 1,400,000 shares, from 1,700,971 shares to 3,100,971 shares.

Third Amended and Restated Articles of Incorporation

The Company amended its articles of incorporation to increase its authorized shares to accommodate the increase in the Company's stock options pool, authorization of SAFE agreements, and future capital raising efforts.

- The total number of authorized shares of the Company's Common Stock increased from 15,430,000 shares to 20,029,735 shares; and

- The total number of authorized shares of the Company's Preferred Stock increased from 8,203,172 shares to 10,519,567 shares, of which 1,488,095 shares were designated as Series Seed 4-A Preferred Stock and of which 1,488,095 shares were designated as Series Seed 4-B Preferred Stock. The authorized shares of Series 3-A also increased by 43,556 to a total of 3,563,256 and the authorized shares of Series 3-B Preferred Stock was reduced by 703,351 to a revised total of 229,003.

Management's Evaluation

Management has evaluated subsequent events through April 24, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.